EXHIBIT 10.13

Summary of Ms. Birge Bargmann’s Employment Agreement dated August 1, 2007, with Proteo Biotech AG

The Supervisory Board of Proteo Biotech AG entered into an employment contract with Ms. Bargmann on August 1, 2007. The contract became effective on August 1, 2007 and expired on July 31, 2010. Pursuant to the agreement, Ms. Bargmann received a salary of 8,000 Euro per month. The supervisory Board and Ms. Bargmann are obliged to negotiate the compensation at any time on the request of either party taking into consideration the economic performance of the Company. If no understanding can be reached within one month, the requesting party is allowed to terminate the agreement three months after at month’s end.   Ms. Bargmann is entitled to up to thirty (30) working days paid annual leave.  In the event that she is unable to work due to medical reasons, the Company shall continue to pay her salary in accordance with the requirements of German law, but not beyond the expiration date of the Employment Agreement.